United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Vale informs decrease of relevant shareholding ownership

Rio de Janeiro, January 30th, 2020 – Vale S.A (“Vale”) informs that on January 30th, it received a notice from Litela Participações S.A. (“Litela”), signatory of Vale’s Shareholders Agreement signed on August 14th, 2017, stating as follows:

“Litela Participações S.A (“Litela” or “Company”), publicly-held corporation, registered under CNPJ no. 05.495.546/0001-84, pursuant to article 12, caput, of Rulling 358/02, issued by the Brazilian Securities Commission (CVM), informs to Vale S.A. (“Vale”) that reduced its shareholding interest by 386,040,325 common shares, which are not bound to Vale’s Shareholders Agreement. Therefore, the percentage of common shares issued by Vale held by Litela is now 10.13% of Vale’s share capital excluding shares held in treasury by Vale, and 9.83% considering the shares held in treasury by Vale.

Litela clarifies that the shares were transferred on January 27th, 2020 to its shareholders, in the proportion of their interest in the share capital of Litela, within the scope of Litela's capital reduction, approved in a general meeting on November 14th, 2019, which became effective with no opposition of creditors within the legal deadline.

Finally, Litela clarifies that it has no interest in changing the control or the administrative structure of Vale".

Vale informs that it will proceed with the updating of its Reference Form, to reflect the aforementioned change, pursuant to CVM Instruction no. 480/09, as amended.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 30, 2020		Director of Investor Relations